UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 13, 2021	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

 2Q21-ResultsConference Call

 Disclaimer and Forward-Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.  1

Solid business performance, EBITDA recovery of 74.1% YoY

- **Core business** continues to deliver strong results with demand exceeding pre-pandemic levels
- **As reported results**
  - **Net revenues** 46.6% to Ps. 14.3 billion (US$ 147 million)
  - **Adjusted EBITDA** 74.1% to Ps. 4.3 billion (US$ 48 million)
  - **Net majority loss** of Ps. 1.2 billion
- **Consolidated Adjusted EBITDA margin expanded 483** bps to 30.5% YoY
- **Solid balance sheet with** Net Debt to LTM Adj. EBITDA ratio of 0.13x
- **Inauguration of new kiln** in L´Amalí plant. **Second line full start up in September**



Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

2

 Macro & Industry contextRevenues and Volumes  3

Cement demand begins to exceed pre-pandemic levels

GDP Growth[1] (YoY Growth, %)



2.9
-2.6
-2.1
-9.9
6.8
2.4
2.5
-19.0
-10.2
-9.9
2.5
2017
2018
2019
2020
2021e
2022e
2023e
2Q20
3Q20
4Q20
1Q21

Construction Activity[2] & Monthly Industry Cement Sales[3] (YoY Growth, %)



ISAC
Cement Industry
-18
-13
-4
11
-1
13
6
25
27
33
23
20
23
18
98
94
135
71
35
29
21
21
ago-20
sep-20
oct-20
nov-20
dic-20
ene-21
feb-21
mar-21
abr-21
may-21
jun-21
jul-21(4)

Monthly Industry Cement Sales[3] ('000 tons)



2017
2018
2019
2020
2021
800
300
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Industry Cement Sales by Type[3] (%)



64%
36%
60%
40%
58%
42%
58%
42%
70%
30%
79%
22%
61%
39%
2016
2017
2018
2019
2020
2Q20
2Q21
Bulk
Bags

(1) Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM)
(2) Source INDEC: Construction activity indicator, ISAC (Indicador Sintético de la Actividad).
(3) Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales
(4) Jun' 21 : As of the date of this presentation, ISAC figures were not released

4

   Revenue Performance:Cement, masonry & lime: increased 43.4% YoY, with volumes expanding 39.5% and positive pricingConcrete: up by 491.7% YoY. Volumes recovery from last year´s pandemic lockdown 583.6% partially offset by softer pricingRailroad: increased by 23.5% YoY. Volumes increase by 69.2% but outweighed by sales mixAggregates: surged by 1000.1% YoY. Volume increase of 620.1% coupled with positive pricing mix  Sales Volumes (1)  Revenues (AR$ million) (2)  Total Net Revenues  14,269  9,735  46.6%   Sales volumes include inter-segment salesSales revenues include inter-segment sales and Other segments        2Q21  2Q20  % Chg.     Cement, masonry & lime  MM Tn  1.40  1.01  39.5%    Concrete  MM m3  0.12  0.02  583.6%    Railroad  MM Tn  1.06  0.63  69.2%    Aggregates  MM Tn  0.20  0.03  620.1%                 2Q21  2Q20  % Chg.     12,787  8,919   43.4%    977  165   491.7%    1,231  997   23.5%    195   18  1000.1%     Revenue's recovery across all segmentsCore business driving revenue expansion of 46.6% YoY       5

 Business Performance  6

 Gross Profit & Margin    AR$ Million  Consolidated gross profit up 88.0% YoY, with gross margin expanding 664 bps to 30.1% driven by our Cement businessCement gross margin expanded in the back of higher operational leverage and positive pricingSG&A increased by 33.7% YoY due to higher sales volume, yet as a % of revenues decreased by 83 bps YoY to 8.6%  Selling, General & Administrative    AR$ Million  As a % of Sales  8.6%  9.5%  +33.7%    Gross Margin  23.5%  +88.0%    30.1%  Gross profit up 88.0%, with 664 bps of margin expansion       7

Adjusted EBITDA +74.1% YoY with margin expanding 483 bps

- **Consolidated Adjusted EBITDA up 74.1%** YoY reflecting a persistent momentum in our core cement business
- **EBITDA of US$48 million** in the 2Q21, compared to US$26 million in 2Q20
- **Consolidated Adjusted EBITDA Margin expanded 483 bps** to 30.5% from 25.7% in 2Q20
- **By segments**
  - **Argentine Cement, masonry cement and lime segment** Adjusted EBITDA margin expanded 466 bps to 34.8% with higher operational leverage partially offset with higher energy input costs
  - **Concrete** Adjusted EBITDA margin improved but remain at negative 6.8%
  - **Railroad** Adjusted EBITDA margin deteriorated to 4.9% from 7.7%
  - **Aggregates** Adjusted EBITDA margin improved significantly to 7.7% from -230.8%

Adjusted EBITDA & Margin


AR$ Million
Adjusted EBITDA Margin
25.7%
30.5%
+74.1%
2,501
4,354
2Q20
2Q21

US$ million	26	48

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

8

 Bottom line Financial performance      9

 Net Profit Attributable to Owners     AR$ Million  US$ million  Net Profit breakdown:Adjusted EBITDA increased by 74.1% YoYTotal finance gain of Ps.292 million in 2Q21 compared to a net loss of Ps.1,597 million in 2Q20Foreign exchange gain of Ps. 193 million in 2Q21, compared to a Ps. 864 million loss in 2Q20, due to lower net debt denominated in foreign currency and a real appreciation of the Ps.Gain on net monetary position was Ps.552 million in 2Q21 compared to Ps.102 million on 2Q20Net Financial expense, declined by Ps. 381 million to Ps.453 million compared to Ps. 835 in same quarter last year driven by lower total Financial DebtNet Profit Attributable to Owners of the Company in 2Q21 was negative Ps. 1.2 billion impacted by Ps. 3.0 billion one-off effect in deferred taxes as a result of an increase in the income tax rate  Finance Costs, net   AR$ Million    49  2  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  Net income strongly impacted by income tax reform      10

Solid balance sheet with sound debt profile

- **Cash position** of Ps. 2.9 billion and total debt at Ps. 5.4 billion as of end of 2Q21
- **Net Debt** of Ps. 2.5 billion (US$ 26 mm) in Jun'21 with Debt reduction of US$21 million in the quarter.
- **Net Debt/ LTM Adj. EBITDA ratio** of 0.13x in 2Q21 compared with 0.16x in FY20
- **In 2Q21, Operating cash generation** was dedicated to income tax payments and seasonal working capital requirements
- **Capital expenditures** of Ps.1.4 billion (L´Amalí expansion represented 22%)
- **Share Repurchased in 2Q21** amounted Ps. 511 million

Cash Flow Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	2Q21	2Q20
Net cash generated by operating activities	(28)	4,144
Net cash used in investing activities	(1,205)	(1,464)
Net cash (used in) generated by financing activities	(2,256)	(1,632)
Cash and cash equivalents at the end of the period	1,160	3,392

Debt Maturity schedule


Ps.
EUR
USD
US$ Million
30
19
15
22
Cash Position
3Q21
4Q21
2022-2023

Debt by Currency


Ps. 0.4%
EURO 17%
US$56 MM
US$ 83%

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

11

 2021 Outlook  12

 With Cement demand continuing the recovery trend, with bulk segment starting to improve, moderate growth versus pre-pandemic levels is expected by year by the year endL´Amalí new clinker line started up in June, and full second line moves towards completion in next monthConfirmed railway scheme. Ferrosur Roca railway concession to be expired in March 2023 World-class profitability, strong cash flow generation and balance sheet, are the foundations of a promising future  2021 Outlook      13  New kiln – Started up in June   New Cement mill close to completion   New dispatch centre close to completion

 Financial Tables  14

 Adjusted EBITDA Reconciliation & Margin

 Balance Sheet

 Income Statement

 Statement of Cash Flows

IR Contact

Marcos I. Gradin
Chief Financial Officer and Investor Relations

Gastón Pinnel
Head of Investor Relations

+54 (11) 4319-3050
investorrelations@lomanegra.com

Thank you!

LOMA NEGRA

una empresa InterCement